

Cementos Lima S.A.

FILE NO.
82-3911



VAL-081-05

July 20, 2005



Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

SUPPL

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Letter related to the Board of Directors' Meeting to be held on July 20, 2005.

   Date: filed with CONASEV on July 15, 2005.

   Required by: CONASEV

2. Resolutions adopted at the July 20, 2005 Board of Directors' Meeting.

   Date: filed with CONASEV on July 20, 2005.

   Required by: CONASEV

3. Letter related to cash dividend of US$ 0.13 per Share of Common Stock.

   Date: filed with CONASEV on July 20, 2005.

   Required by: CONASEV

4. Letter related to cash dividend of US$ 0.013 per Investment.

   Date: filed with CONASEV on July 20, 2005.

   Required by: CONASEV

PROCESSED
JUL 28 2005
THOMSON FINANCIAL

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

 Cementos Lima S.A.

5. Interim unaudited Financial Statements for the Quarter ended June 30, 2005.

   Date: filed with CONASEV on July 20, 2005.

   Required by: CONASEV

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

 Cementos Lima S.A.

(FREE TRANSLATION)

FILE NO. 82-3911

GF.0097.05
Lima, July 15, 2005

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you of the following important event:

Notice of the Board of Directors' Meeting to be held on Wednesday, July 20, 2005 at our offices located at Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria, in order to deal with the following matters:

- Approval of interim unaudited Financial Statements for the Quarter ended June 30, 2005.
- Application of partial earnings against the net distributable income corresponding to the Fiscal Year 2005.

Regarding this distribution of profits, it will be proposed that CEMENTOS LIMA S.A. pays a dividend for a total amount of US$ 5'420,575.63 against the 2005 partial earnings.

Dividend per Common Share US$ 0.13
Dividend per Investment Share US$ 0.013

Truly yours,
Alvaro Morales Puppo
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
Members of the Board

File: TRACON4

 Cementos Lima S.A.

(FREE TRANSLATION)

**FILE NO.
82-3911**

GF.0098.05

Lima, July 20, 2005

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as important event about the resolution adopted by the Board of Directors' Meeting held on July 20, 2005:

- Application of partial earnings against the net distributable income corresponding to the Fiscal Year 2005.

Regarding this cash dividend, it was agreed that CEMENTOS LIMA S.A. pays a dividend for a total amount of US$ 5'420,575.63 against the 2005 partial earnings.

Dividend per Common Share US$ 0.13
Dividend per Investment Share US$ 0.013

We will let you know the record date as well as the day of payment of such dividend.

Truly yours,
Alvaro Morales Puppo
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
Members of the Board

File: TRACON4

 Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

GF.0099.05

Lima, July 20, 2005

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as Important Event about the resolution adopted by the Board of Directors' Meeting held on July 20, 2005, concerning the cash dividend of US$ 0.13 per Common Share.

The record date will be August 10, 2005, so we will thank you to make the arrangements in order to make known that all shares negotiated the exdate (August 6, 2005) in advance will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on August 24, 2005 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

(FREE TRANSLATION)

FILE N°
82-3911

GF.0100.05

Lima, July 20, 2005

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as Important Event about the resolution adopted by the Board of Directors' Meeting held on July 20, 2005, concerning the cash dividend of US$ 0.013 per Investment Share.

The record date will be August 10, 2005, so we will thank you to make the arrangements in order to make known that all shares negotiated the exdate (August 6, 2005) in advance will be traded without the right to collect the dividend.

This cash dividend in US$ dollars will be paid on August 24, 2005 at the Securities Department located in Av. Carlos Villarán 508, Suite 301, Santa Catalina, La Victoria. For all shareholders incorporated to the book entry system, this dividend will be paid through CAVALI.

Truly yours,
Alvaro Morales
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
VAL

File: TRACON2

 Cementos Lima S.A.

(FREE TRANSLATION)

FILE NO.
82-3911

GF-00102.05
Lima, July 20, 2005

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES - CONASEV
Miraflores

Attention: Public Registry of Securities and Intermediaries

Ref.: "Important Events"

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as important event about the resolution adopted by the Board of Directors' Meeting held on July 20, 2005:

- Approve the interim unaudited Financial Statements for the Quarter ended June 30, 2005.

In like manner, as defined under Resolución CONASEV No. 103-99-EF/94.10, we are attaching the above mentioned Statements.

Truly yours,

Carlos Ugás	Alvaro Morales	Juan Pablo Cock
Director and General Manager	Finance Manager (CFO) Stock Exchange Repres.	General Accountant

Encl.

c.c.: Securities and Exchange Commission - SEC

FILE: TRAEEFF3

CEMENTOS LIMA S.A.
Balance Sheet
As of June 30, 2005 and December 31, 2004
(In thousands of constant nuevos soles)

Assets	June 30, 2005	December 31, 2004
Current Assets		
Cash and Banks	26,799	7,360
Marketable securities		
Trade accounts receivable	17,250	16,279
Affiliates	3,410	11,694
Other accounts receivable	4,501	11,293
Inventories	193,636	165,869
Prepaid expenses	5,524	5,932
Total Current Assets	**251,120**	**218,427**
Long/Term accounts receivable		
Long/Term affiliates		
Other non current accounts receivable	12,839	9,260
Inventories	48,227	42,525
Investments	28,636	28,636
Fixed assets - Net	603,061	628,271
Other assets	53,428	53,057
Total Non-current Assets	**746,191**	**761,749**
Total Assets	997,311	980,176

Liabilities and Stockholders Equity	June 30, 2005	December 31, 2004
Current liabilities		
Bank overdrafts and loans	93,862	45,815
Trade accounts payable	10,318	39,612
Affiliates	5,465	3,412
Other accounts payable	33,103	33,535
Current portion of long-term debts	4,881	9,849
Total Current Liabilities	**147,629**	**132,223**
Long-term debts	4,881	4,924
Deferred taxes and others.	51,463	57,181
Total Non-current Liabilities	**56,344**	**62,105**
Total Liabilities	**203,973**	**194,328**
Stockholders Equity		
Capital stock	393,168	393,168
Investment shares	50,788	50,788
Legal reserves	73,853	73,853
Other reserves		
Retained earnings	275,529	268,039
Total Stockholders equity	**793,338**	**785,848**
Total Liabilities and Stockholders equity	**997,311**	**980,176**

cc: dec / BNY
GG
GF
GDC

CEMENTOS LIMA S.A.
JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8912

CEMENTOS LIMA S.A.
Profit and Loss Statements
For the period ended June 30, 2005 and 2004
(In thousands of constant nuevos soles)

	For the 3 months period ended June 30, 2005	For the 3 months period ended June 30, 2004	For the 6 months period ended June 30, 2005	For the 6 months period ended June 30, 2004
Net sales	154,806	146,546	309,468	286,419
Other operating income				
Total Gross Revenues	**154,806**	**146,546**	**309,468**	**286,419**
Cost of sales	(95,213)	(81,660)	(189,230)	(156,909)
Other operating cost				
Total Operating Cost	**(95,213)**	**(81,660)**	**(189,230)**	**(156,909)**
Gross Profit	**59,593**	**64,886**	**120,238**	**129,510**
Operating expenses				
Selling expenses	(5,396)	(5,351)	(10,412)	(9,165)
Administrative expenses	(20,140)	(22,269)	(40,891)	(44,242)
Operating income	**34,057**	**37,266**	**68,935**	**76,103**
Others Income (Expenses)				
Financial income	111	447	276	884
Financial expenses	(998)	(1,156)	(1,809)	(2,286)
Other income	10,842	13,440	25,481	25,655
Other expenses	(10,564)	(10,373)	(22,797)	(21,214)
Gain (Loss) due to inflation	238	638	352	4,076
Income before employee profit sharing and income tax	**33,686**	**40,262**	**70,438**	**83,218**
Employees' Profit Sharing - current and deferred	(3,473)	(3,961)	(7,093)	(8,425)
Income Tax - current and deferred	(9,376)	(10,906)	(19,151)	(22,959)
Income before extraordinary items	**20,837**	**25,395**	**44,194**	**51,834**
Extraordinary items -Income				
Extraordinary items -Expenses				
Income before minority interest	**20,837**	**25,395**	**44,194**	**51,834**
Minority interest				
Net income	**20,837**	**25,395**	**44,194**	**51,834**
Dividends on preferent shares				
Income(Loss) Atributable to shareholders	**20,837**	**25,395**	**44,194**	**51,834**
Basic net income per common shares	0.500000	0.610000	1.060000	1.240000
Basic net income per investment shares	0.050000	0.060000	0.110000	0.120000
Diluted net income per common shares	0.500000	0.610000	1.060000	1.240000
Diluted net income per investment shares	0.050000	0.060000	0.110000	0.120000

CEMENTOS LIMA S.A.
JUAN PABLO COCK CASTRO
CONTADOR GENERAL

CEMENTOS LIMA S.A.
Statements of Cash Flow
For the period ended June 30, 2005 and 2004
(in thousands of constant nuevos soles)

	From January 1st until June 30, 2005	From January 1st until June 30, 2004
OPERATING ACTIVITIES		
Collection to customers	371,194	346,892
Other collections in cash related to this activities		
Others Collections related to this activities	16,331	9,749
Menos:		
Payments to suppliers	(286,012)	(220,754)
Payment of remunerations and severance indemnities	(19,126)	(18,405)
Payments taxes	(45,494)	(34,245)
Payments of interests		
Others Payments related to this activities		
Increase (Decrease) of cash and cash equiv. from operating activities	**36,893**	**83,237**
INVESTING ACTIVITIES		
Income per sale of securities		
Income per disposal of fixed assets		
Other income in cash related to this activity		
Other collections related to this activity		
Less:		
Payments for purchases securities		
Payments for purchases of fixed assets	(21,850)	(12,948)
Increase of other assets	(2,126)	(3,663)
Other payments related to this activity		
Increase (Decrease) of cash and cash equiv. from investing activities	**(23,976)**	**(16,611)**
FINANCING ACTIVITIES		
Issuance of shares or new contrib		
Issuance of bonds and increase in loans	48,046	1,612
Other income in cash related to this activity		
Less:		
Payments of bank loans		
Payments of other long-term debts	(4,886)	(22,778)
Payments of dividends and other participations	(36,638)	(41,894)
Other payments in cash related to this activity		
Increase (Decrease) of cash and cash equiv. from financing activities	**6,522**	**(63,060)**
Increase (Decrease) net of cash and cash equiv.	19,439	3,566
Cash and cash equiv. Balance at the beginning of the period	7,360	2,846
Gain (loss) per exposure to inflation		
Cash and cash equiv. Balance at the end of the period	**26,799**	**6,412**

CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL

RECONCILIATION OF NET INCOME (LOSS)

Net income (loss) of the period	44,194	51,834
Plus:		
Provision for bad debts		
Adjustments		
Depreciation	45,820	45,319
Intangible Amortization & Write off	1,755	1,630
Other provisions		
Loss in disposal of fixed assets	253	885
Provision for decrease in value of assets	862	661
Loss in sale of securities		
Loss attributable to non-current monetary assets		
Others		2,163
Less:		
Adjustments		
Gain in disposal of fixed assets		
Gain in sale securities		
Deferred income tax and deferred employee profit sharing	(3,800)	
Loss (gain) due to inflation	(352)	(4,076)
Gain attributable to non-current monetary liabilities		
Others	(1,566)	
Net changes in assets and liabilities:		
(Increase) Decrease of trade accounts receivable	(971)	2,517
(Increase) Decrease of accounts receivable from affiliates	8,284	(18,717)
(Increase) Decrease of others accounts receivable	3,212	(1,226)
(Increase) Decrease of inventories	(33,468)	10,106
(Increase) Decrease in prepaid expenses	408	2,939
Increase (Decrease) in trade accounts payable	(8,106)	(1,351)
Increase (Decrease) in accounts payable from affiliates	2,052	(1,890)
Increase (Decrease) in other accounts payable	(21,684)	(7,557)
Increase (Decrease) of cash and cash equiv. from operating activities	36,893	83,237

CEMENTOS LIMA S.A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8912

CEMENTOS LIMA S.A.

STATEMENTS OF CHANGES IN STOCKHOLDER´S EQUITY

For the period ended June 30, 2005 and 2004

(In thousands of constant nuevos soles)

	Capital	Labor Shares	Legal Reserve	Other Reserves	Retained Earnings	Total
Initial balance at January 01,2004	393,168	50,788	77,475		249,074	770,505
1 Dividends Declared					(41,982)	(41,982)
2 Capitalization of reinvested investments						
3 Net Income					51,834	51,834
4 Others			(3,549)		3,741	192
Final Balance at June 30, 2004	**393,168**	**50,788**	**73,926**		**262,667**	**780,549**
Initial balance at January 01, 2005	393,168	50,788	73,853		268,039	**785,848**
1 Dividends Declared					(36,738)	(36,738)
2 Net Income					44,194	44,194
3 Others					34	34
Final Balance at June 30, 2005	**393,168**	**50,788**	**73,853**		**275,529**	**793,338**

CEMENTOS LIMA S.A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8912

CEMENTOS LIMA S.A.
Totales Adicionales

Codigo	Descripcion	Observaciones	2004
T010	CURRENT COMMON SHARES (units)	No decimals to be considered	36926629
T020	CURRENT INVESTMENT SHARES (units)	No decimals to be considered	47701066
T030	NOMINAL VALUE OF COMMON SHARES (soles)	Include 2 decimals with no dot. Example: If S/10.00, then 1000.	1000
T040	NOMINAL VALUE OF INVESTMENT SHARES (soles)	Include 2 decimals with no dot. Example: If S/1.00, then 100.	100
T050	ACCUMULATED PROVISION FOR DOUBTFUL DEBTS (thousands soles)	No decimals to be considered	861
T060	ACUMULATED PROVISION FOR STOCKS DEVALUATION (thousands soles)	No decimals to be considered	
T070	ACCUMULATED PROVISION FOR INVESTMENTS FLUCTUATION (thousands soles)	No decimals to be considered	20
T080	ACCUMULATED AMORTIZATION OF INTANGIBLES (thousands soles)	No decimals to be considered	38567
T090	ACCUMULATED DEPRECIATION (thousands soles)	No decimals to be considered	1264134
T100	ACQUISITION OF INVESTMENTS DURING YEAR ENDED 12.31 (thousands soles)	No decimals to be considered	
T110	REAL ESTATE, MACHINERY AND EQUIPMENTS ACQUISITION DURING Y-E 12.31 (thousands soles)	No decimals to be considered	21850
T120	ASSETS REVALUATION (thousands soles)	No decimals to be considered	

CEMENTOS LIMA S.A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL